UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

UNIONBANCAL CORPORATION

(Name of Issuer)

Common Stock, par value $1.00 per Share

(Title of Class of Securities)

908906100

(CUSIP Number)

    Katsumi Hatao

Executive Officer & General Manager

Global Planning Division

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8388, Japan

81-3-3240-1111

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

Copies to:

Donald J. Toumey

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telephone: (212) 558-4000

November 4, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 908906100	13D	Page 1 of 2 Pages

1.	NAME OF REPORTING PERSON: Mitsubishi UFJ Financial Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Tokyo, Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7. SOLE VOTING POWER: 136,330,829.4
8. SHARED VOTING POWER: -0-
9. SOLE DISPOSITIVE POWER: 136,330,829.4
10. SHARED DISPOSITIVE POWER: -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 136,330,829.4
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 100%
14.	TYPE OF REPORTING PERSON (See Instructions): CO

CUSIP NO. 908906100	13D	Page 2 of 2 Pages

1.	NAME OF REPORTING PERSON: The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Tokyo, Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7. SOLE VOTING POWER: 136,330,829.4
8. SHARED VOTING POWER: -0-
9. SOLE DISPOSITIVE POWER: 136,330,829.4
10. SHARED DISPOSITIVE POWER: -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 136,330,829.4
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 100%
14.	TYPE OF REPORTING PERSON (See Instructions): CO

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13D (the “Statement”) relates to the shares of common stock, par value $1.00 per share (the “Shares”), of UnionBanCal Corporation, a Delaware Corporation (the “Company”). The address of the principal executive offices of the Company is 400 California Street, San Francisco, California 94104-1302.

This Amendment amends and supplements Items 3, 4 and 5 of the Statement as set forth below. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by deleting the second sentence thereof and replacing it with the following:

“The other approximately 46,113,521 Shares reported on this Statement by the Reporting Persons were acquired by the Reporting Persons for an aggregate purchase price of approximately $3,389,343,794 with cash consideration.”

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following after the fourth paragraph thereof:

“On November 3, 2008, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective at 8:00 a.m. EST on November 4, 2008. As a result of the Merger, (i) Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned indirect subsidiary of MUFG, and (ii) each Share not previously purchased in the Offer (other than such Shares owned by the Company, by MUFG or its affiliates, or by holders of such Shares who had perfected appraisal rights) was cancelled and converted into the right to receive $73.50 per Share, net in cash and without interest thereon.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by deleting section (a) thereof and replacing it with the following:

“(a) Rows (7) through (11) and (13) of the cover pages to this Statement are hereby incorporated by reference.

As of November 4, 2008, MUFG beneficially owns approximately 136,330,829.4 Shares, representing 100% of the outstanding Shares of the Company.

As of November 4, 2008, BTMU beneficially owns approximately 136,330,829.4 Shares, representing 100% of the outstanding Shares of the Company.

None of the Shares reported in rows (11) and (13) of the cover pages to this Statement is a share as to which any Reporting Person has a right to acquire that is exercisable within 60 days. Neither of the Reporting Persons beneficially owns any Shares other than as set forth herein.”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ Nobuyuki Hirano
Name:	Nobuyuki Hirano
Title:	Director

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

By:	/s/ Nobuyuki Hirano
Name:	Nobuyuki Hirano
Title:	Managing Director